UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549 ____________________
SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

RALCORP HOLDINGS, INC.
(Name of Subject Company)

CONAGRA FOODS, INC.
(Names of Filing Persons – Offeror)

Common Stock, $.01 par value
(Title of Class of Securities)

751028101
(Cusip Number of Class of Securities)

Colleen Batcheler Executive Vice President, General Counsel and Corporate Secretary ConAgra Foods, Inc. One ConAgra Drive Omaha, NE 68102 Telephone: (402) 240-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
George R. Bason, Jr. Arthur F. Golden Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 Telephone: (212) 450-4000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.   ☐

CONAGRA FOODS PROPOSES $4.9 BILLION COMBINATION WITH RALCORP HOLDINGS

Companies		Ralcorp Holdings
Ticker	NYSE: CAG	NYSE: RAH
Description
ConAgra Foods is one of North America's leading packaged food companies, with brands in 97 percent of America's households. Consumers find Healthy Choice, Hunt’s, Wesson, Marie Callender’s, and many other ConAgra Foods brands in grocery, convenience, mass merchandise and club stores. ConAgra Foods also has a strong commercial presence, supplying frozen potato and sweet potato products as well as other vegetable, spice, and grain products to a variety of restaurants, foodservice operators, and commercial customers. ConAgra Foods is headquartered in Omaha, Nebraska.

www.conagrafoods.com

Ralcorp Holdings is a leading manufacturer of private label foods, a major producer of food service products, and the owner of the highly regarded Post cereal brand. In addition to Post, the company produces a variety of value brand and store brand consumer foods sold under the individual labels of various grocery, mass merchandise and drugstore retailers as well as frozen bakery products sold to in-store bakeries, restaurants and other foodservice customers. Ralcorp Holdings is headquartered in St. Louis, Missouri.

www.ralcorp.com

Employees	24,000	9,000
2010 Revenue	$12.2 billion	$4.2 billion
Combined Company (before synergies)	Revenue: $16.7 billion* Employees: 33,000
Strategic Rationale
•  Creates the number 3 packaged food company in the United States

•  Expands ConAgra Foods’ presence in the fast-growing private label segment of the U.S. food business

•  Increases importance to customers and consumers, with product offerings across a wide range of price points and channels

•  Aligned with ConAgra Foods’ key strategic growth platforms, including expansion of ConAgra Foods’ presence in the high-growth private label category, growth in its core branded business, growth in branded strategic adjacencies, expansion of ConAgra Foods’ international presence in selected fast-growing emerging markets

Transaction Terms	Proposal
•  All-cash proposal to acquire all outstanding shares of Ralcorp Holdings for $86 per share or approximately $4.9 billion, plus the assumption of $2.5 billion in debt. The proposal represents:

o  A compelling premium of 31.7% to Ralcorp Holdings’ closing price on March 21, 2011, the day before an initial $82 proposal in cash and stock was sent to Ralcorp Holdings by ConAgra Foods;

o  A 24.9% premium to Ralcorp Holdings’ one-month average closing price as of April 28, 2011, the day prior to recent speculation in the press; and

o  A 20.4% premium to Ralcorp Holdings’ closing price on April 28, 2011, which was the stock’s 52-week closing high, as of that date.

* Reflects FY10 results for ConAgra Foods (5/30 y/e) and adjusted FY10 results for Ralcorp (to align with 5/30 y/e)

CONAGRA FOODS PROPOSES $4.9 BILLION COMBINATION WITH RALCORP HOLDINGS

This fact sheet does not constitute an offer to sell or the solicitation of an offer to buy any securities. No tender offer for the shares of Ralcorp Holdings has been made at this time.  In connection with any tender offer, if made, ConAgra Foods will file relevant materials, which may include a tender offer statement and/or other documents, with the SEC.  ALL INVESTORS AND SECURITY HOLDERS OF RALCORP HOLDINGS ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC BY CONAGRA FOODS CAREFULLY AND IN THEIR ENTIRETY, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ANY SUCH POTENTIAL TRANSACTION.  Investors and security holders will be able to obtain free copies of any documents filed with the SEC by ConAgra Foods through the website maintained by the SEC at http://www.sec.gov. Copies of any such documents will also be available free of charge on ConAgra Foods’ internet website at www.conagrafoods.com or by contacting ConAgra Foods’ Investor Relations department at (402) 240-4157.

This fact sheet includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on ConAgra Foods’ current expectations and they include, among others, statements regarding expected synergies and benefits of a potential combination of ConAgra Foods and Ralcorp Holdings. There is no assurance that the potential transaction will be consummated, and there are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements made herein. These risks and uncertainties include the timing to consummate a potential transaction between ConAgra Foods and Ralcorp Holdings, the ability and timing to obtain required regulatory approvals, ConAgra Foods’ ability to realize the synergies contemplated by a potential transaction, ConAgra Foods’ ability to promptly and effectively integrate the businesses of Ralcorp Holdings and ConAgra Foods and those risks and uncertainties discussed in ConAgra Foods’ filings with the SEC, including its most recent annual report on Form 10-K and subsequent reports on Forms 10-Q and 8-K. Investors and security holders are cautioned not to place undue reliance on these forward-looking statements, which apply only as of the date of this fact sheet. ConAgra Foods does not undertake any obligation to update its forward-looking statements to reflect events or circumstances after the date of this fact sheet.

About ConAgra Foods
ConAgra Foods, Inc., (NYSE: CAG) is one of North America's leading food companies, with brands in 97 percent of America's households. Consumers find Banquet, Chef Boyardee, Egg Beaters, Healthy Choice, Hebrew National, Hunt's, Marie Callender's, Orville Redenbacher's, PAM, Peter Pan, Reddi-wip, Slim Jim, Snack Pack and many other ConAgra Foods brands in grocery, convenience, mass merchandise and club stores. ConAgra Foods also has a strong business-to-business presence, supplying frozen potato and sweet potato products as well as other vegetable, spice and grain products to a variety of well-known restaurants, foodservice operators and commercial customers. For more information, please visit us at www.conagrafoods.com.

Contacts
Analysts:
Chris Klinefelter, 402-240-4154
Vice President, Investor Relations
chris.klinefelter@conagrafoods.com

Media:
Teresa Paulsen, 402-240-5210                                             Steve Lipin / Gemma Hart, 212-333-3810
Vice President, Corporate Communication                            Brunswick Group
teresa.paulsen@conagrafoods.com